IM Cannabis Launches Sales of IMC-Branded Products in Germany, Adds to Pipeline of Purchase Agreements

  IMC has now completed shipments of its branded flower products to four of the Company's ten distribution partners, marking IMC's official brand launch in Germany

  Three additional purchase commitments executed with German distributors

  IMC now has binding purchase commitments for 1,615kg of medical cannabis

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany - September 23, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce the official launch of the IMC brand in Germany. The Company is also announcing three new purchase commitments signed by its German subsidiary, Adjupharm GmbH ("Adjupharm").

"The IMC brand has established a reputation for quality, consistency and purity in Israel for over a decade, and we are thrilled to bring this brand into Germany - Europe's largest market. Through continued execution forming our international network of suppliers and distribution partners, we are building the foundation for IMC as a global brand. As adoption of medical cannabis by patients and physicians grows in our core markets, the outlook for IMC has never been stronger," said Oren Shuster, CEO of IMC.

"The IMC team has done an excellent job securing distribution agreements with ten medical cannabis distributors in Germany. These partnerships will complement our internal sales team to maximize brand awareness among the medical community and leverage the reputation we have built in Israel. We continue to work very quickly to add to our product line and develop our distribution network to seize the significant market opportunity in the German market," said Richard Balla, CEO of Adjupharm.

Launch of the IMC Brand in Germany

Four distribution partners have now received shipments from IMC. The first IMC-branded product available to customers was the High THC T20/1 medical cannabis flower. As the pace of imports increases, the Company will be releasing additional flower SKUs.

IMC products are currently available to every pharmacy in Germany that is licensed to distribute narcotics and many pharmacies have placed orders with inventory on hand. In addition to sales through its distribution partners, Adjupharm has established a call center and a direct sales team to educate physicians on IMC-branded products.

New Purchase Commitments

Adjupharm has also received additional binding purchase commitments from three of its ten distribution partners in Germany. Through Adjupharm, IMC now has binding purchase commitments for the sale of a total of 1,615kg of medical cannabis in Germany under the IMC brand.

About IM Cannabis Corp.

IMC (CSE: IMCC) is a multi-country operator (MCO) in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

As one of the world's medical cannabis pioneers, IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes statements increasing adoption of medical cannabis in the Company's core markets, the Company adding additional flower SKUs, the timing and size of future imports into Germany, the strategic business plans of the Company and the expected delivery volumes under all previously announced sales and distributions agreements in Germany.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees.

The forward-looking information contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information, nor does it intend, or assume any obligation, to update or revise such forward-looking information to reflect new events or circumstances. Any and all forward-looking information included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca